Exhibit 99.1

SciSparc Signs a Definitive Agreement to Sell 49% interest in its Subsidiary that Owns Wellution for $2.5 million

TEL AVIV, Israel, Feb. 23, 2023 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, today announced it has signed a definitive agreement to sell a 49% interest in its wholly owned subsidiary, SciSparc Nutraceuticals Inc. (the “Subsidiary”), which owns WellutionTM , a top-selling Amazon.com Marketplace brand (“Wellution”), to a wholly-owned subsidiary of Jeffs’ Brands Ltd. (“Jeffs’ Brands”)(Nasdaq: JFBR), a data-driven e-commerce company operating on Amazon, for $2.5 million in cash, subject to certain purchase price adjustments related to inventory and working capital expected to increase the purchase price by approximately $300,000, plus a mutual share exchange in the amount of $300,000 of ordinary shares from each of SciSparc and Jeffs’ Brands. The number of shares in the share exchange will be calculated based on the average closing price of the relevant company’s shares for 30 consecutive trading days ending on the third trading day immediately prior to closing the transaction. Following the closing of the transaction, which includes an equity conversion of financing amounts previously provided to the Subsidiary by SciSparc, SciSparc will hold approximately 51% of the Subsidiary.

Closing of the transaction is subject to certain customary conditions and is expected to be completed within seven business days. At closing, Jeffs’ Brands and the Subsidiary will enter into a consulting agreement by which Jeffs’ Brands will provide management services for Wellution for a monthly fee of $20,000. The agreement is for an undefined period of time and may be terminated by either party with 30-days’ advance notice.

“The agreement expands our collaboration with Jeffs’ Brands for the online marketing and sale on Amazon of food supplement products following our recent letter of intent signed with Jeffs’ Brands for the development of a new food supplements product line and the online marketing of such supplements. We are pleased to have Jeffs’ Brands as our partner which we believe will strengthen the Wellution brand,” said Oz Adler, Chief Executive Officer of SciSparc.

Wellution™ sells dozens of hemp-based, top-ranked products, including hemp gummies, hemp oil capsules, hemp gel, hemp cream, detox pills, height pills, antibacterial creams, and anti-aging creams, among other beauty and hair treatment products that are all manufactured in the United States.

Wellution™ offers eight variations of natural hemp candy supplements under two parent Amazon Standard Identification Numbers (“ASIN”) on Amazon that are differentiated by their hemp oil potency. The leading parent ASIN, that was launched in 2019, has received over 26,500 reviews and is consistently ranked as the #1 best seller in the category. In total, the brand has approximately 40,000 product reviews, most of which are 4 and 5-star reviews.

Mr. Oz Adler, the Chief Executive Officer and the Chief Financial Officer of the Company, is the Chairman of the board of directors of Jeffs’ Brands. The Chairman of the Company, Mr. Amitay Weiss, and Mr. Moshe Revach are members of the board of directors of both SciSparc and Jeffs’ Brands.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus. The Company also owns the Subsidiary, whose business focusses on the sale of hemp-based products on the Amazon.com marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the expected closing of the transaction contemplated by the definitive agreement described above, including potential future cash payments, the sale and consulting arrangement and an exchange of shares between the Company and Jeffs’ Brands, and collaboration with Jeffs’ Brands to strengthen the Wellution brand. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2022, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055